February 17, 2006


Mail Stop 4561


By U.S. Mail and Facsimile to (847) 597-2692

Ms. Beverley A. Sibblies
Chief Financial Officer
HSBC Finance Corporation
2700 Sanders Road
Prospect Heights, Illinois 60070

Re:	HSBC Finance Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      Filed February 28, 2005
	File No. 001-8198

Dear Ms. Sibblies:

      We have reviewed your response dated February 10, 2006, and have the following additional comment. We have limited our review to the issues we have addressed in our comment. Please provide us with the requested information so we may better understand your accounting and related disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 63

1. We note your response to comment 1 of our letter dated January
30,
2006. We do not believe that in order for a newly originated or acquired receivable to be classified as held for sale in accordance with SOP 01-6, management must have a commitment to sell such loan upon origination or acquisition. We also do not believe that in determining whether receivables are held for investment or held for sale it is appropriate to follow the criteria in paragraph 30 of SFAS
144 regarding nonfinancial assets to be held for sale because (1) SFAS 144 (paragraph 5) specifically excludes financial instruments from its scope and (2) the guidance in SFAS 144 is inconsistent with the specific accounting guidance applicable to the receivables in question. The appropriate literature to look to for determining when receivables and loans generally are to be considered held for sale is
SOP 01-6 and SFAS 65. We believe that the guidance in SOP 01-6 indicates that newly originated or acquired receivables should be classified as held for investment (or not held for sale) only when management has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff. We do not believe that there are specific criteria or bright line tests for determining when management has formed the intent to hold newly originated or acquired receivables. Like other intent based determinations, we believe whether or not management has an intention to hold should be based on management`s expectations at the time. It is unclear to us how you determined in 2002 and 2003 that management had the intent to hold all newly originated or acquired receivables for the foreseeable future, when based on the information you provided in Attachment B management appears to have had in place at the time of origination or acquisition a plan to sell certain types of receivables in securitization transactions to meet anticipated funding needs. Please reconcile for us the plans you had in place during 2002 and 2003 to meet funding needs through the sale of certain receivables to your assertion that management had the intention to hold all loans newly originated or acquired during this period for the foreseeable future or until maturity or payoff.

*	*	*

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

      You may Angela Connell, Senior Accountant, at (202) 551-3426 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Kevin W. Vaughn
      Accounting Branch Chief


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Ms. Beverley A. Sibblies
HSBC Finance Corporation
February 17, 2006
Page 1